                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For The Fiscal Year Ended December 31, 1995

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For The Transition Period From                       To

Commission File Number 1-7608

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LOCTITE CORPORATION
                              10 COLUMBUS BOULEVARD
                           HARTFORD, CONNECTICUT 06106

                        FINANCIAL STATEMENTS AND EXHIBITS


(a)   Financial Statements:                                             PAGE NO.
      Report of Independent Accountants..............................        2

      Statement of Financial Condition with Fund Information
      - December 31, 1995 and 1994...................................      3-4

      Statement of Income and Changes in Plan Equity with Fund
      Information - Years ended December 31, 1995 and 1994...........      5-6

      Notes to Financial Statements..................................     7-12

(b)   Supplemental Schedules

      Schedule I - Schedule of Assets Held for Investment Purposes...       13

      Schedule II - Schedule of Reportable Transactions..............       14

(c)   Exhibits

     (23) Consent of Independent Accountants.........................      E-1


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on the Committee's behalf by the undersigned, thereunto duly authorized.

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
                                 (Name of Plan)




                      By         /s/ Robert L. Aller
                                 --------------------------------------
                                 Robert L. Aller, Senior Vice President
                                 Chairman, Administrative Committee

Date:  June 21, 1996

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 12, 1996

To the Participants and Plan Administrator of the Loctite Corporation Employee
   Thrift Investment Plan

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the net assets available for plan benefits of the Loctite Corporation Employee Thrift Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
Hartford, Connecticut

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
             STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
                                DECEMBER 31, 1995


                                 SHORT      COMPANY      FIXED         FIDELITY      FIDELITY   TEMPLETON
                                 TERM        STOCK       INCOME     ADVISOR EQUITY   MAGELLAN    FOREIGN    PARTICIPANT
                                 FUND        FUND         FUND       INCOME FUND       FUND       FUND         LOANS        TOTAL
                                 ----        ----         ----       -----------       ----       ----         -----        -----
Assets:
Cash                            $  1,893  $         5  $    10,164    $       --    $       --  $       --  $       --   $    12,062
Loctite Corporation
    Common Stock receivable           --       95,475           --            --            --          --          --        95,475
Dividends receivable                  --       97,959           --            --            --          --          --        97,959
                                                                --            --
Investments at fair value:
  Temporary investments          367,173           --           --            --            --          --          --       367,173
  Loctite Corporation
    Common Stock                      --   18,250,213           --            --            --          --          --    18,250,213
  Fidelity Advisor
    Equity Income Fund                --           --           --     7,676,408            --          --          --     7,676,408
  Fidelity Magellan Fund              --           --           --            --     3,085,369          --          --     3,085,369
  Templeton Foreign Fund              --           --           --            --            --   2,042,524          --     2,042,524

  Participant Loans                   --           --           --            --            --          --   1,098,085     1,098,085

Investments at contract value:
  Investment contracts                --           --  $11,924,014            --            --          --          --    11,924,014
                                --------  -----------  -----------     ----------   ----------  ----------  ----------   -----------

Total investments                367,173   18,250,213   11,924,014      7,676,408    3,085,369   2,042,524   1,098,085    44,443,786
                                --------  -----------  -----------     ----------   ----------  ----------  ----------   -----------

Total assets                     369,066   18,443,652   11,934,178      7,676,408    3,085,369   2,042,524   1,098,085    44,649,282

Liabilities:
Accrued expenses                      --       37,400       26,200         10,800        3,000       2,900          --        80,300
                                --------  -----------  -----------     ----------   ----------  ----------  ----------   -----------
Plan equity                     $369,066  $18,406,252  $11,907,978     $7,665,608   $3,082,369  $2,039,624  $1,098,085   $44,568,982
                                ========  ===========  ===========     ==========   ==========  ==========  ==========   ===========





(See accompanying notes to financial statements)

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
             STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
                                DECEMBER 31, 1994

                                 SHORT      COMPANY      FIXED         FIDELITY      FIDELITY   TEMPLETON
                                 TERM        STOCK       INCOME     ADVISOR EQUITY   MAGELLAN    FOREIGN    PARTICIPANT
                                 FUND        FUND         FUND       INCOME FUND       FUND       FUND         LOANS        TOTAL
                                 ----        ----         ----       -----------       ----       ----         -----        -----
Assets:
Cash                            $  1,322  $     1,384  $    27,006    $      977    $    1,001  $      976   $     --    $    32,666
Loctite Corporation
    Common Stock receivable           --      100,905           --            --            --          --         --        100,905
Dividends receivable                  --       78,194           --            --            --          --         --         78,194
                                                                --            --
Investments at fair value:
  Temporary investments          263,973           --           --            --            --          --         --        263,973
  Loctite Corporation
    Common Stock                      --   17,400,068           --            --            --          --         --     17,400,068
  Fidelity Advisor
    Equity Income Fund                --           --           --     4,989,499            --          --         --      4,989,499
  Fidelity Magellan Fund              --           --           --            --     1,418,102          --         --      1,418,102
  Templeton Foreign Fund              --           --           --            --            --   1,367,187         --      1,367,187

  Participant Loans                   --           --           --            --            --          --    716,783        716,783

Investments at contract value:
  Investment contracts                --           --   12,042,582            --            --          --         --     12,042,582
                                --------  -----------  -----------    ----------    ----------  ----------   --------    -----------
Total investments                263,973   17,400,068   12,042,582     4,989,499     1,418,102   1,367,187    716,783     38,198,194
                                --------  -----------  -----------    ----------    ----------  ----------   --------    -----------
Total assets                     265,295   17,580,551   12,069,588     4,990,476     1,419,103   1,368,163    716,783     38,409,959

Liabilities:
Accrued expenses                      --        8,000        5,800         2,400           600         500         --         17,300
                                --------  -----------  -----------    ----------    ----------  ----------   --------    -----------
Plan equity                     $265,295  $17,572,551  $12,063,788    $4,988,076    $1,418,503  $1,367,663   $716,783    $38,392,659
                                ========  ===========  ===========    ==========    ==========  ==========   ========    ===========



(See accompanying notes to financial statements)

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                                DECEMBER 31, 1995



                                    SHORT       COMPANY      FIXED          FIDELITY      FIDELITY   TEMPLETON
                                    TERM         STOCK       INCOME      ADVISOR EQUITY   MAGELLAN    FOREIGN    PARTICIPANT
                                    FUND         FUND         FUND        INCOME FUND       FUND       FUND         LOANS
                                    ----         ----         ----        -----------       ----       ----         -----
Additions to plan equity
  attributed to:
Contributions:
  Participants/rollovers         $3,806,074   $    31,692  $    59,297     $   13,326    $   53,364  $    1,973  $       --
  Loctite Corporation                    --     1,470,057           --             --            --          --          --
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------
                                  3,806,074     1,501,749       59,297         13,326        53,364       1,973          --
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------

Investment experience:
  Dividends and interest             24,064       372,493      888,907        303,870       170,689     125,600      70,548
  Net appreciation in fair
    value of investments                 --       381,889           --      1,465,930       383,349      56,988          --
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------
                                     24,064       754,382      888,907      1,769,800       554,038     182,588      70,548
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------
Total additions                   3,830,138     2,256,131      948,204      1,783,126       607,402     184,561      70,548
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------

Deductions from plan equity
  attributed to:
  Benefits paid to participants   1,918,665     1,522,122           --             --            --          --          --
  Plan expenses                          --        29,400       20,400          8,400         2,400       2,400          --
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------
Total deductions                  1,918,665     1,551,522       20,400          8,400         2,400       2,400          --
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------

Net increase prior to
  interfund transfers             1,911,473       704,609      927,804      1,774,726       605,002     182,161      70,548
Interfund transfers (net)        (1,807,702)      129,092   (1,083,614)       902,806     1,058,864     489,800     310,754
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------
Net increase (decrease)
  in plan equity                    103,771       833,701     (155,810)     2,677,532     1,663,866     671,961     381,302
Plan equity at beginning
  of year                           265,295    17,572,551   12,063,788      4,988,076     1,418,503   1,367,663     716,783
                                 ----------   -----------  -----------     ----------    ----------  ----------  ----------

Plan equity at end
  of year                        $  369,066   $18,406,252  $11,907,978     $7,665,608    $3,082,369  $2,039,624  $1,098,085
                                 ==========   ===========  ===========     ==========    ==========  ==========  ==========

                                      TOTAL
                                      -----
Additions to plan equity
  attributed to:
Contributions:
  Participants/rollovers           $ 3,965,726
  Loctite Corporation                1,470,057
                                   -----------
                                     5,435,783
                                   -----------

Investment experience:
  Dividends and interest             1,956,171
  Net appreciation in fair
    value of investments             2,288,156
                                   -----------
                                     4,244,327
                                   -----------
Total additions                      9,680,110
                                   -----------

Deductions from plan equity
  attributed to:
  Benefits paid to participants      3,440,787
  Plan expenses                         63,000
                                   -----------
Total deductions                     3,503,787
                                   -----------

Net increase prior to
  interfund transfers                6,176,323
  Interfund transfers (net)                 --
                                   -----------
Net increase (decrease)
  in plan equity                     6,176,323
Plan equity at beginning
  of year                           38,392,659
                                   -----------

Plan equity at end
  of year                          $44,568,982
                                   ===========





(See accompanying notes to financial statements)

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                                DECEMBER 31, 1994


                                    SHORT        COMPANY       FIXED         FIDELITY      FIDELITY      TEMPLETON
                                    TERM          STOCK        INCOME     ADVISOR EQUITY   MAGELLAN       FOREIGN   PARTICIPANT
                                    FUND          FUND          FUND       INCOME FUND       FUND          FUND        LOANS
                                    ----          ----          ----       -----------       ----          ----        -----
Additions to plan equity
  attributed to:
Contributions:
  Participants/rollovers         $ 3,374,471   $     7,594  $    74,003    $   11,326     $   19,222    $   14,952   $     --
  Loctite Corporation                     --     1,312,653           --            --             --            --         --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------
                                   3,374,471     1,320,247       74,003        11,326         19,222        14,952         --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------

Investment experience:
  Dividends and interest              13,499       305,259      896,312       218,380         28,631        86,986     21,360
  Net appreciation
    (depreciation) in fair
    value of investments:                 --     3,617,566           --       129,636        (42,023)     (118,381)        --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------
                                      13,499     3,922,825      896,312       348,016        (13,392)      (31,395)    21,360
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------
Total additions                    3,387,970     5,243,072      970,315       359,342          5,830       (16,443)    21,360
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------

Deductions from plan equity:
  Benefits paid to participants    2,053,306     1,497,816           --            --             --            --         --
  Plan expenses                           --        21,400       26,050         9,800          1,400         1,200         --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------
Total deductions                   2,053,306     1,519,216       26,050         9,800          1,400         1,200         --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------

Net increase (decrease)
  prior to interfund transfers     1,334,664     3,723,856      944,265       349,542          4,430       (17,643)    21,360
Interfund transfers (net)         (1,150,841)       34,079   (2,251,825)     (126,215)     1,414,073     1,385,306    695,423
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------
Net increase (decrease)
  in plan equity                     183,823     3,757,935   (1,307,560)      223,327      1,418,503     1,367,663    716,783
Plan equity at beginning
  of year                             81,472    13,814,616   13,371,348     4,764,749             --            --         --
                                 -----------   -----------  -----------    ----------     ----------    ----------   --------

Plan equity at end
  of year                        $   265,295   $17,572,551  $12,063,788    $4,988,076     $1,418,503    $1,367,663   $716,783
                                 ===========   ===========  ===========    ==========     ==========    ==========   ========


                                      TOTAL
                                      -----
Additions to plan equity
  attributed to:
Contributions:
  Participants/rollovers           $ 3,501,568
  Loctite Corporation                1,312,653
                                   -----------
                                     4,814,221
                                   -----------

Investment experience:
  Dividends and interest             1,570,427
  Net appreciation
    (depreciation) in fair
    value of investments:            3,586,798
                                   -----------
                                     5,157,225
                                   -----------
Total additions                      9,971,446
                                   -----------

Deductions from plan equity:
  Benefits paid to participants      3,551,122
  Plan expenses                         59,850
                                   -----------
Total deductions                     3,610,972
                                   -----------

Net increase (decrease)
  prior to interfund transfers       6,360,474
Interfund transfers (net)                   --
                                   -----------
Net increase (decrease)
  in plan equity                     6,360,474
Plan equity at beginning
  of year                           32,032,185
                                   -----------

Plan equity at end
  of year                          $38,392,659
                                   ===========

(See accompanying notes to financial statements)

                               LOCTITE CORPORATION
                              EMPLOYEE THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1  -  DESCRIPTION OF THE PLAN

GENERAL

The Loctite Corporation Employee Thrift Investment Plan (the "Plan") became effective on January 1, 1982 and is a qualified defined contribution thrift plan which enables employees to save systematically through payroll deductions. Through April 30, 1994, eligible employees were able to participate in the Plan after completion of at least one year of service. Effective May 1, 1994, eligible employees may participate in the Plan after completion of three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Participants may contribute up to 16% of their compensation to the Plan. Effective May 1, 1994, participants may also transfer amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Loctite Corporation ("The Company") contributes 50% of the first 6% of participant compensation that a participant contributes to the Plan. All Company contributions are in the form of shares of its common stock.

INVESTMENT OPTIONS

Participant contributions are invested at the participant's election into one of a combination of five funds, as described below:

            Company Stock Fund -- The Company Stock Fund is invested solely in Loctite Corporation common stock. Participant contributions to the Company Stock Fund are limited to a maximum of 25% of their contributions.

            Fixed Income Fund -- The Fixed Income Fund is invested in investment contracts which produce a fixed rate of return. Participant contributions made in 1995 to the Fixed Income Fund were invested in a deposit administration contract with Metropolitan Life Insurance Company which yields an effective annual rate of 8.02% compounded annually, maturing on December 31, 1999. Participant contributions made in 1994 to the Fixed Income Fund were invested in a deposit administration contract with New York Life Insurance Company, which yields an effective annual rate of 5.60% compounded annually, maturing on December 31, 1998.

            Fidelity Advisor Equity Income Fund - Funds are invested in a registered investment company that invests primarily in income-producing common and preferred stocks and in lower quality, high-yielding debt securities.

            Fidelity Magellan Fund - Funds are invested in a registered investment company that invests primarily in common stocks of U.S., multinational and foreign companies.

            Templeton Foreign Fund - Funds are invested in a registered investment company that invests in common stocks and bonds issued by companies and governments outside the U.S.

The Short Term Fund receives the monthly participant contributions and invests them in short term instruments pending allocation of these contributions to the elected funds. The Short Term Fund is invested in Fleet Bank, N.A. Short Term Investment Fund (see Note 7).

Employees participating in the Plan were as follows:

                                                    December 31,    December 31,
                                                        1995            1994
                                                        ----            ----
              Company Stock Fund                        1,116           1,079
              Fixed Income Fund                           874             878
              Fidelity Advisor Equity Income Fund         683             588
              Fidelity Magellan Fund                      502             342
              Templeton Foreign Fund                      399             334

The participants above may have invested in more than one of the investment funds. All Plan participants are enrolled in the Company Stock Fund because of the Company's matching contribution, which is credited to that fund. The number of participants electing to direct a portion of their contributions to the Company Stock Fund were 670 and 617 at December 31, 1995 and 1994, respectively.

VESTING AND PAYMENT OF BENEFITS

Participants are fully vested at all times in their contributions and the investment experience associated therewith. Participants become fully vested in the Company's contributions and the investment experience associated therewith when they complete five years of service with the Company or after two years of participation in the Plan, whichever is more favorable to the employee. In the event of the participant's death, disability, or retirement, all amounts in the participant's account become fully vested. Forfeitures of participants' non-vested Company Stock Fund accounts are used by the Company to reduce its contributions to the Plan. Forfeitures for the years ending December 31, 1995 and 1994 were $15,744 and $5,929, respectively.

Employees may begin withdrawing their before-tax contributions and earnings from the Plan at age 59 1/2. Withdrawals or distributions are made from participants' vested balances in their elected funds and are paid in cash from the Short Term Fund and in common stock from the Company Stock Fund.

Participants may make non-hardship withdrawals from after-tax contributions, rollover contributions, vested matching contributions, and the related earnings on these contributions. Participants may also make withdrawals from their before-tax contributions and the pre-1989 earnings on those contributions if they satisfy the IRS regulations for hardship withdrawals.

The Company anticipates the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event the Plan is terminated, participants receive all funds in their accounts including common stock, whether or not vested.

LOANS TO PARTICIPANTS

Effective May 1, 1994, the Plan allows participants to borrow from their vested account balances. Loans to participants must be at least $1,000 and are limited to the lesser of 50% of their vested balance, reduced by any current outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance in the preceding 12 months. Additionally, the payroll deduction for loan repayments cannot exceed 30% of the participant's gross pay. The interest rate for all loans requested during a given month is set at one percentage point above the prime rate as published in the Wall Street Journal on the first business day of the month and remains set for the duration of the loan. General loans may be repaid over one to five years while primary residence loans may be repaid over one to ten years. Loan repayments plus interest are paid through payroll deductions.

PARTICIPANTS' TAX STATUS

Participants may elect to make contributions in amounts from 1% to 10% on a pre-tax basis and from 1% to 16% on an after-tax basis or any combination thereof up to a total of 16% of their compensation. The maximum contribution for members whose earnings exceeded $66,000 was 6% pre-tax and 7% for a combination of pre-tax and after-tax contributions. Pre-tax contributions, the Company's contributions, and investment experience are generally not taxable to the participant until withdrawn or distributed from the Plan. Pre-tax contributions are subject to reduction in the event that such contributions exceed limitations imposed by the Internal Revenue Code.

NOTE 2  -  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan's financial statements are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value except for its investment contracts with insurance companies included in the Fixed Income Fund which are valued at contract value.

Investments in the Short Term Fund and loans to participants are valued at cost which approximates fair value. Investments and receivables in the Company Stock Fund are valued at quoted market prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Expenses of operating the Loctite Corporation Employee Thrift Investment Plan are payable from assets held by the Plan, unless the Company elects to pay such expenses. The Plan incurred operating expenses of $63,000 and $59,850 for the years ended December 31, 1995 and 1994, respectively.

NOTE 3  -  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund and are presented in the following table. Investments that represent five percent or more of the Plan's equity are separately identified.

                                                                              December 31,     December 31,
                                                                                  1995             1994
                                                                                  ----             ----
Investments at fair value:
    Fleet Bank, N.A. Short Term Investment Fund                               $   367,173      $   263,973

    Loctite Corporation Common Stock
          (384,215 shares and 374,195 shares)                                  18,250,213       17,400,068

    Registered Investment Companies
      Fidelity Advisor Equity Income Fund                                       7,676,408        4,989,499
      Fidelity Magellan Fund                                                    3,085,369        1,418,102
      Templeton Foreign Fund                                                    2,042,524        1,367,187
                                                                              -----------      -----------
                                                                               12,804,301        7,774,788

    Participant Loans                                                           1,098,085          716,783

Investments at contract value:
  Guaranteed investment contracts                   yield       maturity
                                                    -----       --------
      New York Life Insurance Company               5.8%       12/31/2000       1,395,404               --
      Hartford Life Insurance Company               7.5%       10/21/1996       2,031,973        1,890,032
      Hartford Life Insurance Company               8.5%       12/28/1995              --        2,629,046
      Continental Assurance Company                 6.7%       12/31/1996       2,655,848        2,488,613
      Continental Assurance Company                 6.6%       12/31/1997       2,255,549        2,115,899
      New York Life Insurance Company               5.6%       12/31/1998         515,996          454,960
      Metropolitan Life Insurance Company           8.0%       12/31/1999       3,069,244        2,464,032
                                                                              -----------      -----------
                                                                               11,924,014       12,042,582
                                                                              -----------      -----------

                                                                              $44,443,786      $38,198,194
                                                                              ===========      ===========


During 1995 and 1994, contributions to the Company Stock Fund resulted in the issuances (net of redemptions) of 10,020 and 6,326 shares, respectively, of Loctite Corporation common stock. These shares were issued and redeemed by the Company at the average monthly market price.

The Plan has entered into investment contracts with a number of insurance companies. These contracts provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants on a quarterly basis. The weighted average interest rate under these contracts was 7.0% and 7.4% at December 31, 1995 and 1994, respectively. The contracts are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

NOTE 4  -  MASTER TRUST

The assets of the Plan, the assets of the Retirement Plan of Loctite Corporation and the assets of the Retirement and Savings Plan of Loctite Puerto Rico, Inc. are maintained under a Master Trust Agreement with Fleet Bank, N.A., Trustee. The assets of the Plan and the assets of each Retirement Plan are segregated, and accounted for and reported on separately by the Trustee. Therefore, separate financial statements of the Master Trust have not been included.

NOTE 5 - DISTRIBUTIONS AND WITHDRAWALS PAYABLE

The following is a reconciliation of plan equity per the financial statements to net assets available for benefits per the Form 5500:

                                                December 31,       December 31,
                                                    1995               1994
                                                    ----               ----
Plan equity per the financial statements        $44,568,982        $ 38,392,659
Participant withdrawals and distributions
  payable at December 31                           (264,394)           (130,005)
                                                -----------        ------------
Net assets available for benefits per the
  Form 5500                                     $44,304,588        $ 38,262,654
                                                ===========        ============


The withdrawals and distributions payable by fund are as follows:


                                                  December 31,     December 31,
                                                     1995              1994
                                                  ------------     ------------
Short Term Fund                                    $197,894          $ 91,735
Company Stock Fund                                   66,500            38,270
                                                   --------          --------
Total                                              $264,394          $130,005
                                                   ========          ========

The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                               December 31, 1995
                                                               -----------------
Benefits and withdrawals paid to participants per the
  financial  statements                                           $3,440,787

Add:  Amounts payable at December 31, 1995                           264,394

Less:  Amounts payable at December 31, 1994                         (130,005)

                                                                  ----------
Benefits paid to participants per the Form 5500                   $3,575,176
                                                                  ==========

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 1996, that the Plan (as amended) and related trust are designed in accordance with applicable sections of the Internal Revenue Code
(IRC). The Plan administrator and the Plan's tax counsel believe that the Plan continues to operate in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are in Fleet Bank, N.A. Short-Term Investment Fund. Fleet Bank, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Certain legal and accounting fees, including fees paid to Fleet Bank, N.A., and certain administrative expenses are absorbed by the Company.

                                                                      Schedule I

                               LOCTITE CORPORATION
                         EMPLOYEE THRIFT INVESTMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                                                                            Current
                                                                                                          or Contract
Identity of Issuer                       Description of Investment                     Cost                  Value
- ------------------                       -------------------------                  -----------           -----------
Investments at fair value:
  Fleet Bank, N.A. *                     Fleet Bank Short Term Investment Fund      $   367,173           $   367,173

  Loctite Corporation *                  384,215 shares of Common Stock              10,319,488            18,250,213

  Registered investment companies
    Fidelity Inv Institutional Service   Fidelity Advisor Equity Income Fund          5,325,512             7,676,408
    Fidelity Inv Institutional Service   Fidelity Magellan Fund                       2,744,704             3,085,369
    Franklin Templeton Inv Service       Templeton Foreign Fund                       2,104,540             2,042,524
                                                                                    -----------           -----------
                                                                                     10,174,756            12,804,301

  Participant Loans                                                                   1,098,085             1,098,085

Investments at contract value:
  Guaranteed investment contracts
    New York Life Insurance Company      5.75%, matures December 31, 2000             1,395,404             1,395,404
    Hartford Life Insurance Company      7.51%, matures October 21, 1996              2,031,973             2,031,973
    Continental Assurance Company        6.72%, matures December 31, 1996             2,655,848             2,655,848
    Continental Assurance Company        6.60%, matures December 31, 1997             2,255,549             2,255,549
    New York Life Insurance Company      5.60%, matures December 31, 1998               515,996               515,996
    Metropolitan Life Insurance Company  8.02%, matures December 31, 1999             3,069,244             3,069,244
                                                                                    -----------           -----------
                                                                                     11,924,014            11,924,014
                                                                                    -----------           -----------

                                                                                    $33,883,516           $44,443,786
                                                                                    ===========           ===========

* Denotes party-in-interest.

                                                                    Schedule II

                              LOCTITE CORPORATION
                        EMPLOYEE THRIFT INVESTMENT PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


                                                                                       Purchase      Selling        Cost of
Identity of Party                      Description of Asset                             Price         Price          Asset
- -----------------                      --------------------                          ------------   ----------     ----------
Category (i) - Individual transaction in excess of 5% of plan assets:

  Hartford Insurance Company           Guaranteed Investment Contract-5259C,                        $2,850,602     $2,850,602
                                          8.50%, maturity 12-27-95

Category (iii) - Series of transactions in excess of 5% of plan assets:

  Hartford Insurance Company           Guaranteed Investment Contract-5259C          $   239,710                      239,710
                                          8.50%, maturity 12-27-95
  Hartford Insurance Company           Guaranteed Investment Contract-5259C                          2,850,602      2,850,602
                                          8.50%, maturity 12-27-95
  Loctite Corporation *                Common Stock 44,643 shares                      1,986,768                    1,986,768
  Loctite Corporation *                Common Stock 32,014 shares                                    1,522,122        822,839
  Fleet Bank, N.A. *                   Short Term Investment Fund                      4,675,138                    4,675,138
  Fleet Bank, N.A. *                   Short Term Investment Fund                                    4,571,728      4,571,728





                                                                                       Value of
                                                                                       Asset on
                                                                                      Transaction
Identity of Party                      Description of Asset                              Date           Net Gain
- -----------------                      --------------------                           -----------      ----------
Category (i) - Individual transaction in excess of 5% of plan assets:

  Hartford Insurance Company           Guaranteed Investment Contract-5259C,          $2,850,602
                                          8.50%, maturity 12-27-95

Category (iii) - Series of transactions in excess of 5% of plan assets:

  Hartford Insurance Company           Guaranteed Investment Contract-5259C              239,710
                                          8.50%, maturity 12-27-95
  Hartford Insurance Company           Guaranteed Investment Contract-5259C            2,850,602
                                          8.50%, maturity 12-27-95
  Loctite Corporation *                Common Stock 44,643 shares                      1,986,768
  Loctite Corporation *                Common Stock 32,014 shares                      1,522,122        $699,283
  Fleet Bank, N.A. *                   Short Term Investment Fund                      4,675,138
  Fleet Bank, N.A. *                   Short Term Investment Fund                      4,571,728


There were no category (ii) or category (iv) reportable transactions.


* Denotes party-in-interest.

                                INDEX TO EXHIBITS



Description                                                      Page No.
- -----------                                                      --------

   (23)     Consent of Independent Accountants                     E-1